UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42501

EPWK HOLDINGS LTD.

(Translation of registrant’s name into English)

Building #2, District A, No. 359 Chengyi Road

The third phase of Xiamen Software Park

Xiamen City, Fujian Province

The People’s Republic of China, 361021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of EPWK Holdings Ltd.’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders (the “EGM”) of the Company was held on September 15, 2025 at 10:00 a.m., Beijing Time. In-person participants attended the EGM at Building #2, District A, No. 359 Chengyi Rd., the third phase of Xiamen Software Park, Xiamen City, Fujian Province, the People’s Republic of China.

At the EGM, shareholders of the Company duly adopted the following resolutions:

●	RESOLVED AS AN ORDINARY RESOLUTION, that the Company’s authorised share capital, be increased from US$50,000 divided into: (i) 448,814,684 Class A Ordinary Shares of par value of US$0.0001 each, and (ii) 51,185,316 Class B Ordinary Shares of par value of US$0.0001 each, to US$1,000,000 divided into (i) 9,000,000,000 Class A Ordinary Shares of US$0.0001 par value each and (ii) 1,000,000,000 Class B Ordinary Shares of US$0.0001 par value each with immediate effect (the “Authorised Share Capital Increase”).

●	RESOLVED AS A SPECIAL RESOLUTION, conditional upon (i) the approval of the Authorised Share Capital Increase and (ii) the sole shareholder of the Class B Ordinary Shares of the Company consenting to the variation of class rights of such Class B Ordinary Shares in accordance with the Second Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution passed on 8 March 2024 (the “Current M&A”), the proposed Third Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”), in the form attached as Annex A to the proxy statement, be adopted by the Company in substitution for, and to the exclusion of, the Current M&A with immediate effect.

●	RESOLVED AS AN ORDINARY RESOLUTION, that:

(a) conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the EGM as the Board may determine (the “Effective Date”):

(i) the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii) any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

●	RESOLVED AS A SPECIAL RESOLUTION, that subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Share Consolidation.

●	RESOLVED AS AN ORDINARY RESOLUTION, to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPWK Holdings Ltd.

Date: September 15, 2025	By:	/s/ Guohua Huang
	Name:	Guohua Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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